Mail Stop 3561

July 13, 2007

Mr. Donald F. Felsinger
Chief Executive Officer
Sempra Energy
101 Ash Street
San Diego, California 92101

> **RE:** **Sempra Energy**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2007**
> **Filed February 23, 2007 and May 2, 2007**
> **File No. 1-14201**

Dear Mr. Felsinger:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

William Thompson
Accounting Branch Chief